Exhibit 99.5

MIT and Total Announce Energy Research Collaboration
Total to Join MIT Energy Initiative

Total
Philippe Gateau
+33 1 47 44 47 05
philippe.gateau@total.com
MITEI
Rebecca Marshall-Howarth
+1 617-715-5382
rhowarth@MIT.EDU
Paris, December 18, 2008 — The MIT Energy Initiative (MITEI) and Total, a leading oil and gas company, have announced a new energy research collaboration that will support MIT’s Joint Program on the Science and Policy of Global Change to further understand and mitigate global climate change.
As a MITEI Sustaining Member, Total will also support several research projects in subsurface imaging to reduce exploration and production costs and reduce environmental surface and sub-surface impacts for oil and gas development. This portfolio of technologies has direct application to heavy oil production, a critical oil resource especially in the Western Hemisphere where reserves in Canada and Venezuela alone are roughly double those of Saudi Arabia’s conventional oil reserves. Subsurface imaging technologies also have broad application beyond oil and gas and could enhance geothermal energy production, carbon sequestration, and, potentially, nuclear waste disposal. Sponsoring of research projects in the field of renewable energies is also under consideration.
“We are excited to have Total as a member of the Initiative,” said Professor Ernest Moniz, Director of MITEI. “The relationship between Total and MIT has been growing over several years and we are delighted to welcome them to the full range of MITEI activities. The research supported by Total at the Institute will address both sustainability and enhanced exploration and production for conventional energy sources with minimized impacts on the environment.”
As a MITEI Sustaining Member, Total will have a seat on the MITEI governing board. The board provides key input on the direction and success of the Initiative’s research portfolio.
Jean-François Minster, Senior Vice President for Scientific Development at Total, said, “Research and development is a key component in Total’s growth strategy and evolution. This strategy involves partnering with leading universities in energy science and technology. The MIT Energy Initiative is, in this framework, a unique endeavor that enabled us to define with MIT researchers a program that not only fits with our midterm strategy but also provides an excellent gateway to longer term evolutions and innovations. This R&D collaboration extends a multi-year mutually fruitful relationship between Total and MIT, which includes scholarships in favor of students specializing in energy or African MIT

Total
Philippe Gateau
+33 1 47 44 47 05
philippe.gateau@total.com
MITEI
Rebecca Marshall-Howarth
+1 617-715-5382
rhowarth@MIT.EDU
undergraduates and an annual education event for Total senior managers organized by Suzanne Berger of MIT and Total Corporate University.” In addition to supporting Total’s flagship research program, this five-year, $5 million collaboration will include Total’s sponsorship of three named energy graduate fellowships — the “Total-MIT Energy Fellows” — in the first year of the collaboration and two each year in the subsequent four years of the collaboration. These fellows are members of the inaugural class of MITEI’s “Society of Energy Fellows,” a formal organization within MITEI designed to promote a community of energy specialists during their years at the Institute, as well as in their post-graduate careers.
The Total collaboration also supports MITEI’s energy research “seed fund” to promote the development of a broad range of novel, innovative energy technologies and concepts from innovators across the Institute. As MITEI’s newest Sustaining Member, Total was an industry participant in the most recent review of seed fund proposals, of which 16 were recently funded at a total of $1.75 million.
Professor Robert Armstrong, MITEI Deputy Director with responsibility for its education component, noted that “Total’s commitment to developing the next generation of energy technologists through its support of the Total-MIT Energy Fellows will be invaluable as we work to meet the global energy challenges of the next several decades.”
More information:
MITEI is an Institute-wide initiative designed to help transform the global energy system to meet the challenges of the future. The MIT Energy Initiative includes research, education, campus energy management and outreach activities, an interdisciplinary approach that covers all areas of energy supply and demand, security and environmental impact. For more information, please visit http://web.mit.edu/mitei/

Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com